UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Tuniu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the American Depositary Shares of Tuniu Corporation, each representing three Class A ordinary shares.

1	NAMES OF REPORTING PERSONS Fullshare Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Including 4,104,137 Class A ordinary shares and 5,929,530 Class A ordinary shares represented by 1,976,510 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by 6,409,531 American Depository Shares, reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 22, 2020, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	NAMES OF REPORTING PERSONS Five Seasons XVIII Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Including 4,104,137 Class A ordinary shares and 5,929,530 Class A ordinary shares represented by 1,976,510 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by 6,409,531 American Depository Shares, reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 22, 2020, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	NAMES OF REPORTING PERSONS Five Seasons XVIII (A) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Including 4,104,137 Class A ordinary shares and 5,929,530 Class A ordinary shares represented by 1,976,510 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by 6,409,531 American Depository Shares, reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 22, 2020, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	NAMES OF REPORTING PERSONS Five Seasons XII Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Including 4,104,137 Class A ordinary shares and 5,929,530 Class A ordinary shares represented by 1,976,510 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by 6,409,531 American Depository Shares, reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 22, 2020, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	NAMES OF REPORTING PERSONS Fullshare Value Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(3)
12	TYPE OF REPORTING PERSON PN

(1)	Including 4,104,137 Class A ordinary shares and 5,929,530 Class A ordinary shares represented by 1,976,510 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by 6,409,531 American Depository Shares, reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 22, 2020, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	NAMES OF REPORTING PERSONS Fullshare Investment Management III Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(3)
12	TYPE OF REPORTING PERSON OO

(1)	Including 4,104,137 Class A ordinary shares and 5,929,530 Class A ordinary shares represented by 1,976,510 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by 6,409,531 American Depository Shares, reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 22, 2020, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	NAMES OF REPORTING PERSONS Five Seasons XV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Including 4,104,137 Class A ordinary shares and 5,929,530 Class A ordinary shares represented by 1,976,510 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by 6,409,531 American Depository Shares, reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 22, 2020, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	NAMES OF REPORTING PERSONS Verne Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,983,664 ordinary shares, consisting of 10,033,667 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Including 4,104,137 Class A ordinary shares and 5,929,530 Class A ordinary shares represented by 1,976,510 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by 6,409,531 American Depository Shares, reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 22, 2020, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Tuniu Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

Item 2(a)	Name of Person Filing:

Each of the following is hereinafter referred to as a “Reporting Person”. This statement is filed on behalf of:

(i)	Fullshare Holdings Limited;
(ii)	Five Seasons XVIII Limited;
(iii)	Five Seasons XVIII (A) Limited;
(iv)	Five Seasons XII Limited;
(v)	Fullshare Value Fund II L.P.;
(vi)	Fullshare Investment Management III Limited;
(vii)	Five Seasons XV Limited; and
(viii)	Verne Capital Limited.

Item 2(b)	Address or Principal Business Office, or, if None, Residence:

Fullshare Holdings Limited

Unit 2805, Level 28

Admiralty Centre Tower One

18 Harcourt Road, Admiralty

Hong Kong

Five Seasons XVIII Limited

Vistra Corporate Services Centre, Wickhams Cay II

Road Town, Tortola, VG1110

British Virgin Islands

Five Seasons XVIII (A) Limited

Vistra Corporate Services Centre, Wickhams Cay II

Road Town, Tortola, VG1110

British Virgin Islands

Five Seasons XII Limited

Vistra Corporate Services Centre, Wickhams Cay II

Road Town, Tortola, VG1110

British Virgin Islands

Fullshare Value Fund II L.P.

c/o Campbells Corporate Services Limited

Floor 4, Willow House

Cricket Square, Grand Cayman KY1-9010

Cayman Islands

Fullshare Investment Management III Limited

c/o Campbells Corporate Services Limited

Floor 4, Willow House

Cricket Square, Grand Cayman KY1-9010

Cayman Islands

Five Seasons XV Limited

Vistra Corporate Services Centre, Wickhams Cay II

Road Town, Tortola, VG 1110

British Virgin Islands

Verne Capital Limited

Vistra Corporate Services Centre, Wickhams Cay II

Road Town, Tortola, VG1110

British Virgin Islands

Item 2(c)	Citizenship:

See item 4 of each of the cover pages.

Item 2(d)	Title of Class of Securities:

Ordinary shares, including Class A ordinary shares and Class B ordinary shares, par value of $0.0001 per share.

The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes.

Item 2(e)	CUSIP No.:

The CUSIP number 89977P106 applies to the American Depositary Shares of the Issuer, each representing three Class A ordinary shares of the Issuer, par value $0.0001 per share.

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check whether the Person filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ordinary shares of par value of $0.0001 per share of the Issuer, including ordinary shares represented by American Depositary Shares, held by the reporting persons is provided as of the filing date:

			Number of shares as to which the person has
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Fullshare Holdings Limited	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	4.6%	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0
Five Seasons XVIII Limited	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	4.6%	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0
Five Seasons XVIII (A) Limited	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	4.6%	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0
Five Seasons XII Limited	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	4.6%	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0
Fullshare Value Fund II L.P.	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	4.6%	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0
Fullshare Investment Management III Limited	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	4.6%	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0
Five Seasons XV Limited	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	4.6%	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0
Verne Capital Limited	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	4.6%	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0	10,033,667 Class A ordinary shares 6,949,997 Class B ordinary shares	0

The calculations in the table above are based on the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding 19,228,593 Class A ordinary shares, represented by 6,409,531 American Depository Shares, reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, par value $0.0001 per share, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 22, 2020, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

Verne Capital Limited is the holder of 10,033,667 Class A ordinary shares (including 4,104,137 Class A ordinary shares and 5,929,530 Class A ordinary shares represented by 1,976,510 American Depository Shares, each American Depository Share represents three Class A ordinary shares) and 6,949,997 Class B ordinary shares of the Issuer. Verne Capital Limited is a wholly owned subsidiary of Five Seasons XV Limited. Five Seasons XV Limited is a wholly owned subsidiary of Fullshare Value Fund II L.P. Fullshare Investment Management III Limited is the general partner of Fullshare Value Fund II L.P., and is wholly owned by Five Seasons XII Limited. Five Seasons XII Limited is a wholly owned subsidiary of Five Seasons XVIII (A) Limited, which is a wholly owned subsidiary of Five Seasons XVIII Limited. Five Seasons XVIII Limited is a wholly owned subsidiary of Fullshare Holdings Limited. Accordingly, Five Seasons XV Limited, Fullshare Value Fund II L.P., Fullshare Investment Management III Limited, Five Seasons XII Limited, Five Seasons XVIII (A) Limited, Five Seasons XVIII Limited and Fullshare Holdings Limited may be deemed to beneficially own the securities directly held by Verne Capital Limited.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2021

Fullshare Holdings Limited

By:	/s/ Du Wei
Name:	Du Wei
Title:	Director

Five Seasons XVIII Limited

By:	/s/ Du Wei
Name:	Du Wei
Title:	Director

Five Seasons XVIII (A) Limited

By:	/s/ Du Wei
Name:	Du Wei
Title:	Director

Five Seasons XII Limited

By:	/s/ Du Wei
Name:	Du Wei
Title:	Director

Fullshare Value Fund II L.P.

By: Fullshare Investment Management III Limited Its General Partner
By:	/s/ Jack Tsai
Name:	Jack Tsai
Title:	Director

Fullshare Investment Management III Limited

By:	/s/ Jack Tsai
Name:	Jack Tsai
Title:	Director

[Signature Page to Schedule 13G Amendment]

Five Seasons XV Limited

By:	/s/ Du Wei
Name:	Du Wei
Title:	Director

Verne Capital Limited

By:	/s/ Du Wei
Name:	Du Wei
Title:	Director

[Signature Page to Schedule 13G Amendment]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement